FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, June 12, 2015

Not for distribution to U.S. news wire services or for dissemination in the United States.

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF TEMBEC

 (Note: All dollar amounts in this press release are expressed in Canadian dollars)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has acquired, through its subsidiaries, 19,991,044 common shares (the “Shares”) of Tembec Inc. (“Tembec”), representing approximately 19.9% of the issued and outstanding Shares. The Shares were purchased by way of a private transaction at a price of $2.25 per Share pursuant to a share purchase agreement, and represent the only securities that Fairfax currently owns or controls in Tembec.

Fairfax holds the Shares for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase or sell the Shares from time to time in accordance with applicable laws.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Fairfax.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Fairfax’s registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941